Exhibit 99.1

Appointment of Chief Financial Officer

LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced the appointment of Ms. Sunny Rui Sun as the Company’s Chief Financial Officer, effective on September 9, 2021.

Ms. Sun has more than 20 years of working experiences both abroad and in China in the area of financial management, corporate development and mergers & acquisitions across diversified industries. Prior to joining Lexin, Ms. Sun was the Chief Financial Officer of Medlinker Limited, a leading internet hospital in China and the Chief Financial Officer of Yitu Limited, a leading AI chip design and AI technology application company in China. Before that, Ms. Sun served as the Chief Growth Officer of Yum China (NYSE: YUMC) as well as other senior positions in the company. Before that, Ms. Sun was the Senior Managing Director of CVC Capital Partners, a private equity firm. Ms. Sun also worked at various executive positions at Daimler AG and Danone Asia. Ms. Sun holds an MBA degree from Said Business School of Oxford University.